July 9, 2014	News Release 14–14

SILVER STANDARD PROVIDES Q2 2014 PRODUCTION RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides its second quarter 2014 operational update for the Pirquitas mine in Jujuy, Argentina and the Marigold mine in Nevada, U.S.

Second Quarter 2014 Operating Highlights:

▪	Completed Marigold mine acquisition: Purchase of the Marigold mine completed on April 4, 2014. Mine operations are now fully integrated into Silver Standard.

▪	Delivered strong silver and zinc production at Pirquitas: Produced 2.0 million ounces of silver and 9.3 million pounds of zinc, on track to deliver full year guidance.

▪	Exceeded gold production schedule at Marigold: Produced 22,060 ounces of gold, 10% higher than the second quarter guidance of 20,000 ounces.

“The second quarter of 2014 marks a new era for Silver Standard as a multi-mine producer with the integration of our Marigold mine in Nevada complete,” said John Smith, President and CEO. “Our focus at Marigold is on developing our life of mine plan and implementing operational changes to move material at the lowest cost. At Pirquitas, silver and zinc production was delivered to schedule and we continue to focus on cost management activities. Looking ahead, we are well positioned for another strong year with both Pirquitas and Marigold delivering to plan as we come into the second half of 2014.”

Pirquitas mine, Argentina

		Q2 2014	Q1 2014	% Change
Total material mined	kt	4,052	4,208	(3.70)%
Waste removed	kt	3,550	3,840	(7.60)%
Strip ratio	w/o	7.1	10.4	(31.70)%
Silver mined grade	g/t	167	163	2.5%
Zinc mined grade	%	2.07	1.94	6.7%
Ore milled	kt	402	406	(1.00)%
Silver mill feed grade	g/t	213	204	4.4%
Zinc mill feed grade	%	2.19	2.02	8.4%
Silver recovery	%	74.3	72.1	3.1%
Zinc recovery (zinc concentrate)%		48	49	(2.00)%
Silver produced	‘000 oz	2,042	1,918	6.5%
Zinc produced (zinc concentrate)	‘000 lbs	9,319	8,844	5.4%
Silver sold	‘000 oz	1,926	1,596	20.7%
Zinc sold (zinc concentrate)	‘000 lbs	5,307	10,227	(48.10)%
Note: Percent changes are calculated using rounded numbers presented in the table.

The Pirquitas mine produced 2.0 million ounces of silver during the second quarter of 2014, higher than the 1.9 million ounces produced in the first quarter of 2014. The mine also produced 9.3 million pounds of zinc in zinc concentrate in the second quarter. The quarter-on-quarter increase in metal production is due to an increase in head grade as a result of specific locations mined in accordance with our mine plan. During the second quarter, we recognized sales of 1.9 million ounces of silver and 5.3 million pounds of zinc. The decrease in zinc sales reflects unusually high first quarter sales and timing of deliveries.

Approximately 402,000 tonnes of ore were milled during the second quarter of 2014, compared to 406,000 tonnes in the first quarter. Ore was milled at an average rate of 4,423 tonnes per day, 11% above the mill’s nominal design. This compares to an average milling rate of 4,514 tonnes per day in the first quarter.

Ore milled during the second quarter contained an average silver grade of 213 g/t, higher than the 204 g/t reported in the first quarter. The average recovery rate for silver increased to 74.3% from 72.1% in the previous quarter, due to accessing a greater proportion of fresh sulphide ore in the pit.

Marigold mine, U.S.

		Q2 2014
Total material mined	kt	18,338
Waste removed	kt	15,986
Strip ratio	w/o	6.8
Ore to leach pad	kt	2,352
Gold grade to leach pad	g/t	0.34
Gold recovery	%	73%
Gold produced	oz	22,060
Gold sold	oz	21,990
Note: Data presented in this table is for the period April 1 to June 30, 2014, the period for which Silver Standard was entitled to all economic benefits of the Marigold mine per the Purchase and Sale Agreement dated April 4, 2014.

On April 4, 2014 we completed the purchase of the Marigold mine in Nevada, U.S. The integration of mine operations is complete and we have concluded the transfer of all operating and administrative systems to Silver Standard. We have begun the optimization process at Marigold and have engaged USC Consulting Group, LP, the same advisor who assisted with our restructuring program at the Pirquitas mine. We have commenced the compliance requirements under National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) for Mineral Resources and Mineral Reserves, retaining respectively AMEC and Independent Mining Consultants, Inc. to provide technical oversight. Detailed work has commenced to define the most suitable strategic development plan for Marigold within the prevailing market conditions.

During the second quarter of 2014, the Marigold mine produced 22,060 ounces of gold, exceeding our quarterly guidance by 10%. Gold sales totaled 21,990 ounces for the quarter.

The majority of ore mined in the second quarter was from the lower grade upper portions of the Mackay Phase 1 pit while less material was sourced from the Target pit as we completed Phase 1. The mine moved a total of 18.3 million tonnes of material, of which 2.4 million tonnes of ore was delivered to the heap leach pads at a grade of 0.34 g/t gold.

Second Quarter Earnings Release

Silver Standard plans to issue its second quarter earnings release on Wednesday, August 6, 2014 after markets close.

Qualified Persons

The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, B.Sc. (Hons), a Qualified Person under NI 43-101 and our Director, Metallurgy. The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under NI 43-101 and our Technical Services Manager at the Marigold mine.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
Statements in this news release are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks and uncertainties related to: production, development plans and cost estimates for the Pirquitas mine and the Marigold mine; future exploration and development; Mineral Reserves and Mineral Resources estimates and our ability to extract mineralization profitably and replace our Mineral Reserves; our ability to successfully integrate the Marigold mine acquisition; our ability to obtain adequate financing; fluctuations in exchange rates and in spot and forward prices for silver, gold and base metals and certain other commodities; political or economic instability and unexpected regulatory changes; currency fluctuations; counterparty and market risks related to the sale of our concentrates; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; title to our mineral properties and the surface rights thereon; operational safety and security; our ability to access, when required, mining equipment and services; competition in the mining industry for properties;

our ability to attract and retain qualified personnel and management and potential labour unrest; shortage or poor quality of equipment or supplies; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.
Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions and we cannot assure you that actual events, performance or results will be consistent with these forward-looking statements. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; the timely receipt of required approvals and permits; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; and our ability to continue operating the Pirquitas mine and the Marigold mine. Our forward-looking statements reflect current expectations regarding future events and operating performance and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.